Exhibit 99.1

Condensed Consolidated Interim Financial Statements

(Expressed in United States dollars)

CRH MEDICAL CORPORATION

(Unaudited)

Three and six months ended June 30, 2017 and 2016

CRH MEDICAL CORPORATION

Condensed Consolidated Balance Sheets

(Unaudited)

(Expressed in United States dollars)

As at June 30, 2017 and December 31, 2016

	Notes	June 30, 2017	December 31, 2016

Assets

Current assets:
Cash and cash equivalents		$7,834,472	$9,507,004
Trade and other receivables		9,583,727	9,836,739
Current tax assets		1,413,185	1,551,140
Prepaid expenses and deposits		699,884	550,811
Inventories		357,269	300,760
		19,888,537	21,746,454

Non-current assets:
Property and equipment		307,324	324,198
Intangible assets	4	138,449,580	133,667,311
Derivative asset	8	-	1,261,298
Deferred tax assets		8,711,591	6,539,621
		147,468,495	141,792,428

Total assets		$167,357,032	$163,538,882

Liabilities

Current liabilities:
Trade and other payables		$3,795,317	$3,229,685
Employee benefits		346,560	226,874
Current tax liabilities		233,672	2,067,671
Notes payable and bank indebtedness	9	2,332,812	5,791,787
Contingent consideration	4	891,118	-
Deferred consideration	4	889,434	773,134
Member loan	4	60,000	-
		8,548,913	12,089,151

Non-current liabilities:
Deferred consideration	4	2,187,517	3,133,694
Notes payable	9	39,867,481	38,138,774
Earn-out obligation	12	13,438,575	13,149,130
Deferred tax liability		-	101,846
		55,493,573	54,523,444

Equity
Share capital		54,110,727	52,706,484
Contributed surplus		7,404,743	7,142,964
Accumulated other comprehensive loss		(66,772)	(66,772)
Retained earnings		1,781,379	733,155
Total equity attributable to shareholders of the Company		63,230,077	60,515,831
Non-controlling interest		40,084,469	36,410,456
Total equity		103,314,546	96,926,287

Total liabilities and equity		$167,357,032	$163,538,882

See accompanying notes to condensed consolidated interim financial statements.

Subsequent event (note 14)

Approved on behalf of the Board:

(signed) “Edward Wright”	Director	(signed) “Anthony Holler”	Director
Edward Wright		Anthony Holler

1

CRH MEDICAL CORPORATION

Condensed Consolidated Interim Statements of Operations and Comprehensive Income

(Unaudited)

(Expressed in United States dollars)

Three and six month periods ended June 30, 2017 and 2016

		Three months ended		Six months ended
	Notes	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016

Revenue:
Anesthesia services	13	$19,267,771	$13,930,346	$39,030,203	$25,367,087
Product sales	13	2,787,678	2,657,195	5,563,993	5,057,305
		22,055,449	16,587,541	44,594,196	30,424,392

Expenses:
Anesthesia services expense	5	15,638,612	9,398,263	30,441,883	17,276,895
Product sales expense	6	1,230,649	1,117,789	2,390,608	2,200,530
Corporate expense	7	1,448,104	1,030,377	3,078,019	1,959,809
		18,317,365	11,546,429	35,910,510	21,437,234

Operating income		3,738,084	5,041,112	8,683,686	8,987,158

Finance income	11	-	-	-	(1,002,774)
Finance expense	11	3,570,947	2,155,698	4,817,163	2,869,157

Income before tax		167,137	2,885,414	3,866,523	7,120,775

Income tax expense (recovery)		(452,737)	1,219,274	(55,468)	2,424,151

Net and comprehensive income		$619,874	$1,666,140	3,921,991	$4,696,624

Attributable to:
Shareholders of the Company		$(493,631)	$1,269,222	$1,048,224	$4,224,770
Non-controlling interest		1,113,505	396,918	2,873,767	471,854
		$619,874	$1,666,140	$3,921,991	$4,696,624

Earnings (loss) per share attributable to shareholders:
Basic	10(d)	$(0.007)	$0.018	$0.014	$0.059
Diluted	10(d)	$(0.007)	$0.017	$0.014	$0.057

Weighted average shares outstanding:
Basic		73,995,168	71,526,481	73,467,760	71,387,919
Diluted		73,995,168	74,131,193	75,745,463	74,058,557

See accompanying notes to condensed consolidated interim financial statements.

2

CRH MEDICAL CORPORATION

Condensed Consolidated Interim Statements of Changes in Equity

(Unaudited)

(Expressed in United States dollars)

Six months ended June 30, 2017 and 2016

	Number of shares	Share capital	Contributed surplus	Accumulated other comprehensive loss	Deficit	Non- controlling interest	Total equity

Balance as at January 1, 2016	71,206,547	$51,066,044	$6,556,951	$(66,772)	$(9,831,078)	$9,249,220	$56,974,365

Total net and comprehensive income for the period	-	-	-	-	4,224,770	471,854	4,696,624

Transactions with owners, recorded directly in equity:

Stock-based compensation expense	-	-	553,559	-	-	-	553,559

Common shares purchased on exercise of options	331,250	295,243	(140,163)	-	-	-	155,080

Common shares issued on vesting of share units	80,000	229,378	(229,378)	-	-	-	-

Exercise of broker warrants (note 10)	46,851	169,430	(48,335)	-	-	-	121,095

Distribution to non-controlling interest	-	-	-	-	-	(795,131)	(795,131)

Acquisition of non-controlling interest (note 4)	-	-	-	-	-	27,334,322	27,334,322

Balance as at June 30, 2016	71,664,648	$51,760,095	$6,692,634	$(66,772)	$(5,606,308)	$36,260,265	$89,039,914

Balance as at January 1, 2017	72,745,939	52,706,484	7,142,964	(66,772)	733,155	36,410,456	96,926,287

Total net and comprehensive income for the period	-	-	-	-	1,048,224	2,873,767	3,921,991

Transactions with owners, recorded directly in equity:

Stock-based compensation expense	-	-	1,687,487	-	-	-	1,687,487

Common shares purchased on exercise of options	178,750	79,369	(33,812)	-	-	-	45,557

Common shares issued on vesting of share units	1,177,549	1,324,874	(1,391,896)	-	-	-	(67,022)

Distribution to non-controlling interest	-	-	-	-	-	(6,253,212)	(6,253,212)

Acquisition of non-controlling interest (note 4)	-	-	-	-	-	7,053,458	7,053,458

Balance as at June 30, 2017	74,102,238	$54,110,727	$7,404,743	$(66,772)	$1,781,379	$40,084,469	$103,314,546

See accompanying notes to condensed consolidated interim financial statements.

3

CRH MEDICAL CORPORATION

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited)

(Expressed in United States dollars)

Three and six month periods ended June 30, 2017 and 2016

		Three months ended		Six months ended
	Notes	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016
Cash provided by (used in)

Operating activities:
Net income (loss)		$619,874	$1,666,140	$3,921,991	$4,696,624
Adjustments for:
Depreciation of property, equipment and intangibles		5,622,813	2,954,840	10,691,765	5,445,427
Stock based compensation expense		781,113	289,824	1,687,487	553,559
Unrealized foreign exchange (gain) loss		176,410	473,110	87,441	(1,055,104)
Finance expense		3,393,222	1,640,630	4,729,075	2,869,157
Income tax expense (recovery)		(452,737)	1,219,274	(55,468)	2,424,151
Operating activity before changes in operating assets and liabilities		10,140,695	8,243,818	21,062,291	14,933,814
Taxes paid		(912,340)	(1,570,029)	(3,852,511)	(2,728,138)
Change in trade and other receivables		27,910	(2,793,337)	253,012	(1,997,191)
Change in prepaid expenses and deposits		45,597	69,753	(149,073)	95,166
Change in inventories		53,484	(26,516)	(56,509)	(27,786)
Change in trade and other payables		361,378	1,580,352	364,677	740,187
Change in employee benefits		33,834	8,024	119,686	20,831
Change in advance		-	105,000	-	105,000
Cash provided by operating activities		9,750,558	5,617,065	17,741,573	11,141,883

Financing activities
Proceeds on member loan		-	2,100	60,000	(164,094)
Proceeds (repayment) of working capital advance		(71,819)	-	-	-
Payment of deferred consideration		(900,000)	-	(900,000)	-
Proceeds on bank indebtedness	9	42,700,000	26,000,000	46,700,000	26,000,000
Repayment of notes payable and bank indebtedness	9	(50,043,750)	(2,250,000)	(50,043,750)	(3,250,000)
Repayment of interest on notes payable and bank indebtedness		(1,573,476)	(685,664)	(2,403,310)	(1,368,800)
Payment of financing fees		(354,565)	(564,460)	(354,565)	(564,460)
Proceeds on settlement of derivative asset		1,313,874	-	1,313,874	-
Distribution to non-controlling interest		(2,241,631)	(671,319)	(6,253,212)	(1,308,319)
Proceeds from the exercise of broker warrants		-	-	-	121,095
Proceeds from the issuance of shares relating to stock based compensation		33,152	101,934	(21,465)	155,080
Cash provided by (used in) financing activities		(11,138,215)	21,932,591	(11,902,428)	19,620,502

Investing activities
Acquisition of property and equipment		(11,559)	(10,110)	(20,974)	(104,141)
Acquisition of anesthesia services providers	4	-	(30,062,239)	(7,491,610)	(30,062,239)
Cash used in investing activities		(11,559)	(30,072,349)	(7,512,584)	(30,166,380)

Effects of foreign exchange on cash and cash equivalents		1,449	3,085	907	9,299

Increase (decrease) in cash and cash equivalents		(1,397,767)	(2,519,608)	(1,672,532)	605,304

Cash and cash equivalents, beginning of period		9,232,239	6,697,256	9,507,004	3,572,344

Cash and cash equivalents, end of period		$7,834,472	$4,177,648	$7,834,472	$4,177,648

See accompanying notes to condensed consolidated interim financial statements.

4

CRH MEDICAL CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in United States dollars)

Three and six months ended June 30, 2017 and 2016

1.	Reporting entity:

CRH Medical Corporation (“CRH” or “the Company”) was incorporated on April 21, 2001 and is incorporated under the Business Corporations Act (British Columbia). The Company provides anesthesiology services to gastroenterologists in the United States through its subsidiaries and also specializes in the treatment of hemorrhoids utilizing its treatment protocol and patented proprietary technology.

CRH principally operates in the United States and is headquartered from its registered offices located at Unit 578, 999 Canada Place, Vancouver, British Columbia, Canada.

2.	Basis of preparation:

(a)	Statement of compliance:

These unaudited condensed consolidated interim financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Accordingly, these condensed consolidated interim financial statements have been prepared in accordance with IFRS applicable to the preparation of interim financial statements, including International Accounting Standard 34, Interim Financial Reporting (“IAS 34”). These condensed consolidated interim financial statements do not include all the information and note disclosures required by IFRS for annual financial statements and therefore should be read in conjunction with the Company’s audited consolidated financial statements and the notes thereto for the year ended December 31, 2016. In management’s opinion, all adjustments considered necessary for fair presentation have been included in these financial statements. Interim results are not necessarily indicative of the results expected for the fiscal year.

The condensed consolidated interim financial statements were authorized for issue by the Board of Directors on August 1, 2017.

(b)	Basis of measurement:

The Company’s condensed consolidated interim financial statements have been prepared on a going concern and historical cost basis except for certain financial instruments which are recorded at fair value.

(c)	Functional and presentation currency:

These condensed consolidated interim financial statements are presented in United States dollars, which is the Company’s presentational currency. The functional currency of the Company’s parent company and subsidiaries is the United States dollar.

5

CRH MEDICAL CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in United States dollars)

Three and six months ended June 30, 2017 and 2016

2.	Basis of preparation (continued):

(d)	Use of estimates, assumptions and judgments:

The preparation of the Company’s condensed consolidated interim financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies, the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Significant areas requiring the use of management estimates relate to the assessment for impairment and useful lives of intangible assets, determining the fair value of share units, estimates supporting reported anesthesia revenues, the recoverability of trade receivables, the valuation of certain long term liabilities, including liabilities relating to contingent and deferred consideration, the vesting term for share units with market and performance based performance targets, the valuation of acquired intangibles, the valuation of deferred tax assets and the allocation of purchase consideration to the fair value of assets acquired and liabilities assumed.

Significant judgments made by management in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements includes the determination of functional currency and the accounting classification of financial instruments. In conjunction with the Company’s business acquisitions, these judgments also include the Company’s determination of control for the purposes of consolidation and the Company’s definition of a business.

Reported amounts and note disclosures reflect the overall economic conditions that are most likely to occur and anticipated measures management intends to take. Actual results could differ from those estimates.

(e)	Comparative information:

Certain comparative information has been reclassified to conform with the presentation adopted in the current fiscal year.

3.	Significant accounting policies:

These condensed consolidated interim financial statements have been prepared using the significant accounting policies and methods of computation consistent with those applied in the Company’s December 31, 2016 annual consolidated financial statements.

The Company has not early adopted any amendment, standard or interpretation that has been issued by the IASB but is not yet effective. Amendments, standards and interpretations that are issued but not yet effective are described in the Company’s annual financial statements for the period ended December 31, 2016.

6

CRH MEDICAL CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in United States dollars)

Three and six months ended June 30, 2017 and 2016

4.	Business combinations:

During the first quarter of 2017, the Company completed two business combinations. All business combinations completed during the period have been included in the anesthesia segment of the Company and include the following:

Acquired Operation	Date Acquired	Consideration
DDAB, LLC (“DDAB”)	February 2017	$4,980,909
Osceola Gastroenterology Anesthesia Associates, LLC (“OGAA”)	March 2017	$3,401,819

The results of operations of the acquired businesses have been included in the Company’s consolidated financial statements from the date of acquisition.

The following table summarizes the fair value of the consideration transferred and the preliminary estimated fair values of the assets and liabilities acquired at the acquisition date. Certain of the estimates of fair value, most notably the professional services agreements, are preliminary and may be subject to further adjustments.

	DDAB	OGAA	Total
Cash	$4,089,791	$3,401,819	$7,491,610
Contingent consideration	891,118	-	891,118
Purchase consideration	$4,980,909	$3,401,819	8,382,728
Non-controlling interest	4,785,579	2,267,879	7,053,458
	$9,766,488	$5,669,698	$15,436,186

Assets and liabilities acquired:
Exclusive professional services agreements	9,766,488	$5,669,698	$15,436,186
Pre-close trade receivables	525,000	-	525,000
Pre-close trade payables	(525,000)	-	(525,000)
Fair value of net identifiable assets and liabilities acquired	$9,766,488	$5,669,698	$15,436,186

Exclusive professional services agreements – amortization term	4.5 years	5 years
Acquisition costs expensed			$126,881

The value of the acquired intangible assets, being exclusive professional services agreements, have been determined on a provisional basis and relates to the acquisition of exclusive professional services agreements to provide professional anesthesia services. The amortization terms for the agreements are based upon contractual terms within the acquisition agreements.

7

CRH MEDICAL CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in United States dollars)

Three and six months ended June 30, 2017 and 2016

4.	Business combinations (continued):

DDAB

In February 2017, a subsidiary of the Company entered into a membership interest purchase agreement to acquire 51% of the ownership interest in DDAB, LLC (“DDAB”), an anesthesia services provider in Georgia. The estimated purchase price under the agreement was $4,089,791 and was paid via cash. The purchase price may be adjusted seven months following the acquisition date for actual cash collections in the months up to purchase. Contingent consideration of $891,118 was recorded in the second quarter of 2017 with respect to the estimated purchase price adjustment. As part of the transaction, the Company also entered into an operating agreement between it and the non-controlling interest shareholders of DDAB which governs the operation of the acquired business. As a result of the 51% ownership interest acquired and the operating agreement, the Company has acquired control of DDAB and, as a result, 100% of the financial results of DDAB have been included in the Company’s consolidated financial statements from the date of acquisition, being February 1, 2017. The non-controlling interest of $4,785,579 was determined based on 49% of the fair value of DDAB’s net identifiable assets as estimated by the Company.

In conjunction with the acquisition, the non-controlling interest shareholder of DDAB provided a working capital advance to DDAB totaling $71,819 at March 31, 2017. The working capital advance was repaid as of June 30, 2017.

OGAA

In March 2017, a subsidiary of the Company entered into a membership interest purchase agreement to acquire 60% of the ownership interest in Osceola Gastroenterology Anesthesia Associates, LLC (“OGAA”), an anesthesia services provider in Florida. The total purchase price under the agreement was $3,401,819 and was paid via cash. As part of the transaction, the Company also entered into an operating agreement between it and the non-controlling interest shareholders of OGAA which governs the operation of the acquired entity. As a result of the 60% ownership interest acquired and the operating agreement, the Company has acquired control of OGAA and, as a result, 100% of the financial results of OGAA have been included in the Company’s consolidated financial statements from the date of acquisition, being March 15, 2017. The non-controlling interest of $2,267,879 was determined based on 40% of the fair value of OGAA’s net identifiable assets as estimated by the Company.

In conjunction with the acquisition, both the Company and the non-controlling interest shareholder contributed loans of $90,000 and $60,000, respectively. The terms of the loans are such that they will be repaid first, prior to any future distributions and are non-interest bearing.

In the three and six months ended June 30, 2017, the above noted acquisitions contributed revenue and net earnings before tax as follows:

8

CRH MEDICAL CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in United States dollars)

Three and six months ended June 30, 2017 and 2016

4.	Business combinations (continued):

	Three months ended June 30, 2017
	DDAB	OGAA	Total

Revenue	$815,183	$554,367	$1,369,550
Net earnings (loss) before tax	$(189,352)	$(13,614)	$(202,966)
Amortization	$607,297	$283,485	$890,782

	Six months ended June 30, 2017
	DDAB	OGAA	Total

Revenue	$1,382,871	$660,815	$2,043,686
Net earnings (loss) before tax	$(172,797)	$1,206	$(171,591)
Amortization	$904,304	$330,732	$1,235,036

The following unaudited supplemental pro forma financial information presents information as if the acquisitions had been completed on January 1, 2017. The pro forma financial information presented below (unaudited) is for informational purposes only and is not indicative of the results of operations that would have been achieved if the acquisitions had taken place at the beginning of fiscal 2017. The pro forma financial information (unaudited) presented includes amortization charges for acquired intangible assets based on the values assigned in the purchase price allocation. Were the acquisitions completed on January 1, 2017, revenue for the Company would have been approximately $45.3 million and net income before tax would have been approximately $3.8 million.

Pro Forma Information (unaudited)	Six months ended June 30, 2017
	DDAB	OGAA	Total
Revenue	$1,659,445	$1,132,826	$2,792,271
Net earnings before tax	$(207,356)	$2,067	$(205,289)
Amortization	$1,085,165	$566,970	$1,652,135

During the period ended June 30, 2016, the Company completed three business combinations. All business combinations completed during the period have been included in the anesthesia segment of the Company and include the following:

Acquired Operation	Date Acquired	Consideration
Austin Gastroenterology Anesthesia Associates, PLLC (“AGAA”)	May 2016	$16,821,896
Community Anesthesia, PLLC (“Community”)	June 2016	$13,636,639
Arapahoe Gastroenterology Anesthesia Associates, LLC (“Arapahoe”)	June 2016	$3,700,000

The results of operations of the acquired businesses have been included in the Company’s consolidated financial statements from the date of acquisition.

9

CRH MEDICAL CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in United States dollars)

Three and six months ended June 30, 2017 and 2016

4.	Business combinations (continued):

The following table summarizes the fair value of the consideration transferred and the fair values of the assets and liabilities acquired at the acquisition date.

	AGAA	Community	Arapahoe	Total
Cash	$13,000,000	$13,636,639	$3,700,000	$30,336,639
Deferred consideration	3,821,895	-	-	3,821,895
Purchase consideration	16,821,895	13,636,639	3,700,000	34,158,534
Non-controlling interest	16,162,214	7,342,806	3,554,902	27,059,922
	$32,984,109	$20,979,445	$7,254,902	$61,218,456

Assets and liabilities acquired:
Exclusive professional services agreements	32,984,109	20,979,445	$7,254,902	$61,218,456
Pre-close trade receivables	-	917,998	-	917,998
Pre-close trade payables	-	(917,998)	-	(917,998)
Fair value of net identifiable assets and liabilities acquired	$32,984,109	$20,979,445	$7,254,902	$61,218,456

Exclusive professional services agreements – amortization term	10 years	5 years	5 years
Acquisition costs expensed in relation to above acquisitions				$348,251

As a result of the above business combinations completed in 2016, the Company recognized intangible assets totaling $61,218,456 during the year ended December 31, 2016, along with non-controlling interest of $27,059,922.

10

CRH MEDICAL CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in United States dollars)

Three and six months ended June 30, 2017 and 2016

5.	Anesthesia services expense:

For the three and six month periods ended June 30:

	Three months ended		Six months ended
	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016

Employee related	$6,825,874	$3,850,970	$13,215,293	$7,251,839
Depreciation and amortization	5,605,068	2,926,907	10,662,643	5,404,079
Bad debt expense	1,127,446	780,543	2,297,541	1,433,149
Office related	1,510,466	1,185,161	3,022,985	2,165,533
Acquisition expense	88,027	286,402	214,908	348,251
Medical supplies	107,539	193,709	280,221	357,877
Stock-based compensation	105,971	26,750	255,361	43,514
Professional fees	133,826	103,890	236,435	188,962
Insurance	58,909	18,078	115,587	31,185
Travel and entertainment	75,486	25,553	140,909	52,206
Corporate related expenses	-	300	-	300

	$15,638,612	$9,398,263	$30,441,883	$17,276,895

6.	Product sales expense:

For the three and six month periods ended June 30:

	Three months ended		Six months ended
	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016

Employee related	$412,190	$361,575	$826,102	$720,098
Product cost and support	517,753	485,952	996,924	972,442
Professional fees	135,355	70,800	218,553	144,491
Office related	71,389	66,464	132,874	126,862
Stock-based compensation	76,050	98,884	186,509	182,764
Insurance	2,306	13,831	7,412	27,552
Depreciation and amortization	12,624	15,019	25,145	15,643
Foreign exchange	2,982	5,264	(2,911)	10,678

	$1,230,649	$1,117,789	$2,390,608	$2,200,530

11

CRH MEDICAL CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in United States dollars)

Three and six months ended June 30, 2017 and 2016

7.	Corporate expense:

For the three and six month periods ended June 30:

	Three months ended		Six months ended
	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016

Employee related	$371,669	$314,919	$813,455	$638,248
Professional expenses	147,915	197,335	395,030	350,568
Corporate	137,742	127,681	238,584	237,328
Stock-based compensation	599,092	164,190	1,245,616	327,281
Travel and entertainment	59,123	93,541	109,914	149,639
Office related	52,604	45,561	97,042	87,294
Insurance	77,889	64,735	153,020	125,697
Depreciation and amortization	5,122	12,914	3,976	25,705
Foreign exchange	(3,052)	9,501	21,382	18,049

	$1,448,104	$1,030,377	$3,078,019	$1,959,809

8.	Derivative asset:

On January 21, 2016, the Company entered into a cross currency swap with the Bank of Nova Scotia (“Scotia”) to lock in the Canadian dollar to U.S. dollar foreign exchange rate on its Canadian dollar denominated Crown Note (note 9) at 1.448. Under the cross currency swap, Scotia was committed to payments on the principal amount of the Crown Note of CAD$22,500,000 at a rate of 12% while the Company was committed to payments on the principal amount of the Crown Note of $15,538,674 at 13.17%.

The Company accounted for the cross currency swap as a derivative financial instrument at fair value through profit or loss and recorded the fair value of the instrument on the balance sheet with changes in the fair value of the instrument recorded through earnings in the period (note 12). In conjunction with the extinguishment of the Crown Note (note 9), the cross currency swap was settled. The Company received a payment of $1,313,874 as a result of settlement of the cross currency swap on June 26, 2017.

9.	Notes payable:

June 30, 2017	Crown Note	Scotia Facility	Total
Current portion	$-	2,332,812	$2,332,812
Non-current portion	-	39,867,481	39,867,481
Total loans and borrowings	$-	42,200,293	$42,200,293

December 31, 2016	Crown Note	Scotia Facility	Total
Current portion	$-	5,791,787	$5,791,787
Non-current portion	15,208,256	22,930,518	38,138,774
Total loans and borrowings	$15,208,256	28,722,305	$43,930,561

12

CRH MEDICAL CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in United States dollars)

Three and six months ended June 30, 2017 and 2016

9.	Notes payable (continued):

Crown Capital Fund III Management Inc. (“Crown Note”)

On December 1, 2014, the Company entered into an agreement to borrow funds in the form of a subordinated note payable from Crown Capital Fund III Management Inc. At inception, the original amount of the note payable was CAD$22,500,000 (USD$19,863,000). The note bore interest at 12% per annum with a decrease to 10% upon repayment and performance in full of the Company’s obligations under its senior credit agreement (see Scotia Facility). Interest on the note was payable on a quarterly basis beginning March 31, 2015, with the payment of the principal scheduled for June 1, 2018. In compensation for its services, the Company paid Crown a combination of cash CAD$1,350,000 (USD$1,191,780) and shares (2,000,000 common shares) in addition to reimbursement of legal costs in relation to issuance of the note. The Crown note was subordinate to the Scotia Facility. The note was classified as an other financial liability and recorded at amortized cost.

In conjunction with an increase to the Scotia Facility, noted below, the Company repaid in full the principal owing on the Crown Note of CAD$22,500,000 ($17,043,750), with related interest, prepayment penalties and other extinguishment costs of CAD$1,568,384 ($1,188,051). As a result of the extinguishment of the Crown Note, the Company recorded finance expense of $1,789,882 representing the difference between the carrying value of the loan at extinguishment and the consideration transferred to extinguish its financial obligations under the Crown Note.

The Bank of Nova Scotia (“Scotia Facility”)

On November 24, 2015, the Company entered into a credit facility with the Bank of Nova Scotia. The facility, which had a maturity date of April 30, 2018, provided financing of up to $55,000,000, after amendment on June 15, 2016. In conjunction with the 2016 amendment, the Company paid $390,400 in fees to the Bank of Nova Scotia and legal counsel.

On June 26, 2017, the Company amended the Scotia Facility to provide financing of up to $100,000,000 via a revolving and term facility. The amended facility has a maturity date of June 26, 2020. In conjunction with this amendment, the Company incurred fees of $501,565. As at June 30, 2017, the Company had drawn $42,700,000 on the amended facility (2016 - $29,000,000). The amendment was determined to be a substantial modification and the Company extinguished the previous Scotia facility and wrote off deferred financing costs related to the previous facility of $173,511. The Facility is repayable in full at maturity, with scheduled principal repayments on a quarterly basis beginning September 30, 2017 based on the initial principal issued under the term facility. The facility bears interest at a floating rate based on the US prime rate, LIBOR or bankers’ acceptance rates plus an applicable margin. At June 30, 2017, the interest rate on the facility was 5.5%. Subsequent to July 6, 2017, interest on the facility is calculated at LIBOR plus 2.00%. The Facility is secured by the assets of the Company. The Company is required to maintain the following financial covenants in respect of the Facility:

Financial Covenant	Required Ratio
Total funded debt ratio	2.75:1.00
Fixed charge coverage ratio	1.15:1.00

13

CRH MEDICAL CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in United States dollars)

Three and six months ended June 30, 2017 and 2016

9.	Notes payable (continued):

The Company is in compliance with all covenants at June 30, 2017.

The consolidated minimum loan payments (principal) for all loan agreements in the future are as follows:

Minimum Principal
At June 30, 2017
Not later than one year	$2,500,000
Between one and five years	$40,200,000
$42,700,000

10.	Share capital:

(a)	Issued and outstanding – common shares:

Other than in connection with shares issued in respect of the Company’s share unit and share option plans, there were no share transactions in the three and six months ended June 30, 2017.

On March 29, 2016, the Company issued 46,851 common shares on the exercise of 46,851 broker warrants issued in connection with the Company’s bought deal equity offering on March 25, 2015. Gross proceeds on exercise were $121,095 (CAD$159,293) and the fair value of the instruments exercised was $48,335 (CAD$60,502).

(b)	Share unit plan:

In June 2017, the shareholders of the Company approved the 2017 Share Unit Plan. The 2017 Share Unit Plan is substantially similar to the Share Unit Plan adopted in 2014 and amends certain of the provisions in the 2014 plan to adhere to best practice corporate governance practices. Employees, directors and eligible consultants of the Company and its designated subsidiaries are eligible to participate in the Share Unit Plan. In accordance with the terms of the plan, the Company will approve those employees, directors and eligible consultants who are entitled to receive share units and the number of share units to be awarded to each participant. Each share unit awarded conditionally entitles the participant to receive one common share of the Company upon attainment of the share unit vesting criteria. The vesting of share units is conditional upon the expiry of time-based vesting conditions, performance-based vesting conditions or a combination of the two. Once the share units vest, the participant is entitled to receive the equivalent number of underlying common shares.

14

CRH MEDICAL CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in United States dollars)

Three and six months ended June 30, 2017 and 2016

10.	Share capital (continued):

(b)	Share unit plan (continued):

A summary of the status of the plan as of June 30, 2017 and 2016 is as follows:

	Time based share units	Performance based share units

Outstanding, January 1, 2016	509,000	1,000,000

Issued	64,000	-
Vested	(80,000)	-
Forfeited	(15,000)	-
Expired	-	-

Outstanding, June 30, 2016	478,000	1,000,000

Outstanding, January 1, 2017	1,068,000	2,350,000

Issued	84,000	-
Vested	(187,000)	(1,000,000)
Forfeited	(30,000)	-
Expired	-	-

Outstanding, June 30, 2017	935,000	1,350,000

During the three and six months ended June 30, 2017, 1,000,000 of those units which vested upon the Company meeting certain market based performance targets vested. Upon vesting, the Company issued 1,000,000 common shares. The Company also issued net shares of 177,549 in respect of 187,000 time based share units which vested during the three and six months ended June 30, 2017.

During the quarter ended June 30, 2017, the Company recognized $774,985 (2016 - $261,736) in compensation expense in relation to share units.

During the six months ended June 30, 2017, the Company recognized $1,672,981 (2016 - $493,135) in compensation expense in relation to share units.

(c)	Stock option plan:

During the quarter ended June 30, 2017, the Company recognized $6,128 (2016 - $28,088) in compensation expense in relation to stock options.

During the six months ended June 30, 2017, the Company recognized $14,506 (2016 – $60,424) in compensation expense in relation to stock options.

15

CRH MEDICAL CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in United States dollars)

Three and six months ended June 30, 2017 and 2016

10.	Share capital (continued):

(d)	Earnings per share:

The calculation of basic earnings per share for the three months ended June 30, 2017 and 2016 is as follows.

	Three months ended June 30
	2017			2016
	Net earnings	Weighted average number of common shares outstanding	Per share amount	Net earnings	Weighted Average number of common shares outstanding	Per share amount

Net earnings (loss):

Earnings (loss) per common share:
Basic	$(493,631)	73,995,168	$(0.007)	$1,269,222	71,526,481	$0.018
Share options		-			2,291,677
Share units		-			259,181
Broker warrants		-			53,854

Diluted	$(493,631)	73,995,168	$(0.007)	$1,269,222	74,131,193	$0.017

For the three months ended June 30, 2017, 1,470,666 options (2016 – 405,120) and 2,256,505 share units (2016 – 1,238,686) were excluded from the diluted weighted average number of common shares calculation.

The calculation of basic earnings per share for the six months ended June 30, 2017 and 2016 is as follows.

	Six months ended June 30
	2017			2016
	Net earnings	Weighted average number of common shares outstanding	Per share amount	Net earnings (loss)	Weighted average number of common shares outstanding	Per share amount

Net earnings:

Earnings per common share:
Basic	$1,048,224	73,467,760	$0.014	$4,224,770	71,387,919	$0.059
Share options		1,413,055			2,366,564
Share units		864,648			227,442
Broker warrants		-			76,632

Diluted	$1,048,224	75,745,463	$0.014	$4,224,770	74,058,557	$0.057

16

CRH MEDICAL CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in United States dollars)

Three and six months ended June 30, 2017 and 2016

10.	Share capital (continued):

(d)	Earnings per share (continued):

For the six months ended June 30, 2017, 112,127 options (2016 – 443,887) and 1,872,827 share units (2016 – 1,270,799) were excluded from the diluted weighted average number of common shares calculation.

The average market value of the Company’s shares for purposes of calculating the dilutive effect of share options was based on quoted market prices for the period during which the options were outstanding.

11.	Net finance expense

Recognized in earnings in the three and six months ended June 30:

	Three months ended		Six months ended
	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016
Finance income:
Foreign exchange (gain)	$-	$-	$-	$(1,002,774)
Total finance income	-	$-	$-	$(1,002,774)

Finance expense:
Interest and accretion expense on borrowings	$1,062,098	$953,761	$2,148,774	$1,817,722
Accretion expense on earn-out obligation and deferred consideration	155,929	133,877	315,503	269,432
Amortization of deferred financing fees	76,131	417,330	150,405	465,926
Net change in fair value of financial liabilities at fair value through earnings	29,200	124,755	44,063	303,859
Foreign exchange loss	177,722	515,070	88,084	-
Extinguishment of notes payable and bank indebtedness	2,044,867	-	2,044,867	-
Other	25,000	10,905	25,467	12,218
Total finance expense	$3,570,947	$2,155,698	$4,817,163	$2,869,157
Net finance expense	$3,570,947	$2,155,698	$4,817,163	$1,866,383

17

CRH MEDICAL CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in United States dollars)

Three and six months ended June 30, 2017 and 2016

12.	Financial instruments:

The Company’s financial instruments consist of cash and cash equivalents, trade and other receivables, derivative assets, trade and other payables, employee benefit obligations, short term advances, loans, member loans, notes payable, deferred consideration, contingent consideration and the Company’s earn-out obligation. The fair values of these financial instruments, except the derivative asset, notes payable balances, deferred consideration, and the earn-out obligation, approximate carrying value because of their short-term nature. The earn-out obligation and derivative asset are classified as financial instruments recorded at fair value through earnings. The fair value of the Scotia Facility approximates carrying value as it is a floating rate instrument. The carrying value of the deferred consideration approximates fair value as the discount rate used is reflective of the underlying credit risk of the Company.

An established fair value hierarchy requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is available and significant to the fair value measurement. There are three levels of inputs that may be used to measure fair value:

•	Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2 - inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3 - inputs for the asset or liability that are not based on observable market data (unobservable inputs).

18

CRH MEDICAL CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in United States dollars)

Three and six months ended June 30, 2017 and 2016

12.	Financial instruments (continued):

The Company’s derivative asset was carried at fair value as disclosed in note 8. The fair value of the derivative asset was determined using models to estimate the present value of expected future cash flows. The derivative asset was considered a Level 2 instrument because, while observable inputs were available, they were not quoted in an active market. As at June 30, 2017, the derivative had been settled.

The Company’s earn-out obligation is measured at fair value on a recurring basis using significant unobservable inputs (Level 3). The Company has used a probability weighted valuation technique in calculating the fair value of the earn-out obligation. This valuation technique included inputs relating to estimated cash outflows under the arrangement and the use of a discount rate appropriate to the Company. The Company evaluates the inputs into the probability weighted valuation technique at each reporting period. During the three and six months ended June 30, 2017, the Company revised its assumptions underlying the discount rate used in the calculation of the fair value of the earn-out obligation to account for changes in the underlying credit risk of the Company. The downward adjustment of the discount rate from 3.80% at December 31, 2016 to 3.57% at June 30, 2017 resulted in an increase of $44,063 to the fair value of the earn-out obligation. The impact of this adjustment was recorded through finance expense in the period with $29,200 recorded in the three months ended June 30, 2017 and $14,863 recorded in the three months ended March 31, 2017.

The fair value measurements are sensitive to the discount rate used in calculating the fair values. A 1% increase in the discount rate would reduce the fair value of the earn-out obligation by $180,707. During the three and six months ended June 30, 2017, the Company recorded accretion expense of $122,207 and $245,382, respectively, in relation to this liability, reflecting the change in fair value of the liabilities that is attributable to credit risk.

Reconciliation of level 3 fair values:

Earn-out Obligation
Balance as at January 1, 2017	$13,149,130
Recorded in finance expense:
Accretion expense	245,382
Fair value adjustment	44,063
Balance as at June 30, 2017	$13,438,575

19

CRH MEDICAL CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in United States dollars)

Three and six months ended June 30, 2017 and 2016

13.	Segmented information:

The Company operates in two industry segments: the sale of medical products and the provision of anesthesia services. The revenues relating to geographic segments based on customer location, in United States dollars, for the three and six months ended June 30, 2017 and 2016 are as follows:

	Three months ended		Six months ended
Revenue:	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016
Canada and other	$62,855	$40,751	$124,052	$100,574
United States	21,992,594	16,546,790	44,470,144	30,323,818
Total	$22,055,449	$16,587,541	$44,594,196	$30,424,392

The Company’s property and equipment and intangible assets are located in the following geographic regions as at June 30, 2017 and December 31, 2016:

	2017	2016
Property and equipment:
Canada	$293,103	$316,145
United States	14,221	8,053
Total	$307,324	$324,198
Intangible assets:
Canada	$36,498	$31,934
United States	138,413,082	133,635,377
Total	$138,449,580	$133,667,311

20

CRH MEDICAL CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in United States dollars)

Three and six months ended June 30, 2017 and 2016

13.	Segmented information (continued):

The financial measures reviewed by the Company’s Chief Operating Decision Maker are presented below for the three and six months ended June 30, 2017 and 2016. The Company does not allocate expenses related to corporate activities. These expenses are presented within “Other” to allow for reconciliation to reported measures.

	Three months ended June 30, 2017
	Anesthesia services	Product sales	Other	Total
Revenue	$19,267,771	$2,787,678	$-	$22,055,449
Operating costs	15,638,612	1,230,649	1,448,104	18,317,365
Operating income	$3,629,159	$1,557,029	$(1,448,104)	$3,738,084

	Three months ended June 30, 2016
	Anesthesia services	Product sales	Other	Total
Revenue	$13,930,346	$2,657,195	$-	$16,587,541
Operating costs	9,398,263	1,117,789	1,030,377	11,546,429
Operating income	$4,532,083	$1,539,406	$(1,030,377)	$5,041,112

	Six months ended June 30, 2017
	Anesthesia services	Product sales	Other	Total
Revenue	$39,030,203	$5,563,993	$-	$44,594,196
Operating costs	30,441,883	2,390,608	3,078,019	35,910,510
Operating income	$8,588,320	$3,173,385	$(3,078,019)	$8,683,686

	Six months ended June 30, 2016
	Anesthesia services	Product sales	Other	Total
Revenue	$25,367,087	$5,057,305	$-	$30,424,392
Operating costs	17,276,895	2,200,530	1,959,809	21,437,234
Operating income	$8,090,192	$2,856,775	$(1,959,809)	$8,987,158

14.	Subsequent event:

On August 1, 2017, a subsidiary of the Company entered into an asset contribution and exchange agreement to acquire a 55% interest in West Florida Anesthesia Associates, LLC (“WFAA”), a gastroenterology anesthesia services provider in Ft Meyers, Florida.  The purchase consideration, paid via cash, for the acquisition of the Company’s 55% interest was $5,840,000.  The preliminary estimate of the fair value of the exclusive professional service agreement which was acquired as part of this acquisition is $10,618,181. The Company expects to consolidate this entity in its consolidated financial statements as a result of the interest acquired in combination with the Company’s operating agreement with WFAA.

21